UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2015

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from                     to

________________

Commission File
No. 001-15373
________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EFSC INCENTIVE SAVINGS PLAN

________________

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Enterprise Financial Services Corp

150 N. Meramec
St. Louis, Missouri 63105

________________

EFSC Incentive Savings Plan

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Plan Administrator of the
EFSC Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of the EFSC Incentive Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EFSC Incentive Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of EFSC Incentive Savings Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLP
St. Louis, Missouri
May 26, 2016

EFSC INCENTIVE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Assets:

Investments, at fair value:
Mutual funds	$16,084,888	$15,778,329
Collective trust funds	18,917,574	16,968,328
Common stock fund	2,260,306	1,511,867
Total Investments, at fair value	37,262,768	34,258,524

Receivables:
Notes receivable from participants	468,009	470,574
Employee contributions receivable	81,196	70,726
Employer matching contributions	1,562,372	1,425,852
Total Receivables	2,111,577	1,967,152

Net Assets Available For Benefits	$39,374,345	$36,225,676

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years ended December 31,
	2015	2014
Additions:
Salary deferral contributions	$2,462,284	$2,235,048
Participant Roth contributions	289,599	255,897
Employer matching contributions, net of forfeitures	1,562,372	1,425,852
Rollover contributions	482,930	245,854
Total Additions	4,797,185	4,162,651

Deductions:
Benefits paid to participants	2,007,239	3,564,201
Administrative expenses	8,715	6,566
Total Deductions	2,015,954	3,570,767

Investment Income:
Net change in fair value of investments	(616,447)	480,452
Dividend income	963,919	1,349,588
Total Investment Income	347,472	1,830,040

Interest income on notes receivable from participants	19,966	18,965

Net Increase	3,148,669	2,440,889

Net Assets Available For Benefits - Beginning Of Year	36,225,676	33,784,787

Net Assets Available For Benefits - End Of Year	$39,374,345	$36,225,676

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF PLAN

The following description of the EFSC Incentive Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan Agreement for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan, with a 401(k) provision, covering all employees of Enterprise Financial Services Corp and its wholly owned subsidiary Enterprise Bank & Trust ("Enterprise"), who are not seasonal or leased employees, and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan Administrator and Plan Sponsor is Enterprise Financial Services Corp ("EFSC"). The Plan Trustee is Charles Schwab Bank. The committee responsible for governance over the plan is the Enterprise Bank Incentive Savings Plan Trustee Committee, which is comprised of six employees of Enterprise.

Contributions
Participants may make elective deferrals from 1% to 75% of eligible compensation to the Plan on a pre-tax basis. The Plan also allows participants to contribute to an account that accepts Roth after-tax contributions. In 2015, a participant could contribute between $0 and $18,000 in total, to all accounts (pre-tax contributions and Roth after-tax contributions). In 2014, a participant could contribute between $0 and $17,500 in total, to all accounts (pre-tax contributions and Roth after-tax contributions). If a participant is age 50 or older and makes the maximum allowable deferral, they are eligible to make catch-up contributions. The maximum catch up contribution was $6,000 in 2015, and $5,500 in 2014. Enterprise may also make an annual employer matching contribution which is discretionary and determined by the Board of Directors of EFSC. The employer matching contribution, on behalf of each participant, will be a percentage of deferrals up to the first 5% of the participant's compensation. Participants may also contribute qualified rollover contributions representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limits of the Internal Revenue Code.

The Plan allows for an automatic salary deferral feature for new participants. New employees are automatically enrolled at 3%, unless an alternative amount or an election to not defer under the Plan occurs by the participant. Annually on March 1, deferrals for participants who were automatically enrolled at 3% are increased 1% per year, up to a maximum of 10%, unless an alternative deferral amount or election to not defer occurs by the participant.

Vesting
Participants are immediately vested in their contributions, including rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service, as defined in the Plan Agreement. Participants vest in employer matching contributions according to a five-year graded schedule and are 20% vested after one year of service and 100% vested after five years of service, upon reaching early or normal retirement, or upon total and permanent disability or death.

Participant Accounts
Each participant's account is credited with the participant's contributions, the employer's matching contributions and an allocation of the Plan's earnings. The allocation of earnings is determined by the earnings of the participant's investment selection based on each participant's balance, as defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits
While actively employed, participants may receive hardship withdrawals of their vested account balance, subject to applicable regulations and approvals covering hardship withdrawals. Also, participants age 65 and over may receive regular in-service distributions of their vested accounts while actively employed.

On termination of service, a participant may elect to defer their distribution or, subject to appropriate spousal consent, receive a lump-sum distribution equal to the participant's vested interest in their account. Account balances less than $5,000 are generally distributed to an Individual Retirement Account (IRA) if the participant does not make a distribution election.

Forfeitures
Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Enterprise. As described in the Plan, forfeitures are used to reduce future employer matching contributions or administrative expenses of the Plan. Forfeitures used to offset employer matching contributions amounted to $60,515 and $61,118 for the years ended December 31, 2015 and 2014, respectively.

Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Note receivable terms range from one month to five years (longer for the purchase of a primary residence), at a mutually agreed term between the participant and the Plan Administrator. The notes are secured by the vested balance in the participant's account and bear interest at a rate equal to 1% above the prime rate. The interest rate is fixed for the duration of the loan. Principal and interest are paid through payroll deductions.

Administrative Expenses
Substantially all administrative expenses of the Plan are paid by Enterprise.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. See Note 3 and Note 4 for further discussion on fair value measurements.

The EFSC Common Stock Fund ("the Fund") is tracked on a unitized basis. The Fund consists primarily of EFSC common stock, and also includes cash investments in the Charles Schwab Institutional Money Market Fund sufficient to meet the Fund's daily liquidity needs. EFSC common stock is traded on a national securities exchange (NASDAQ: EFSC). The value of a unit reflects the combined market value of EFSC common stock and the cash investments held by the Fund. At December 31, 2015 and 2014, 175,368 and 168,221 units were outstanding with a value of approximately $12.89 and $8.99 per unit, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements
The Plan's investments are stated at fair value. Refer to Note 3 for fair value measurements of the Plan's investments.

Changes in Significant Accounting Policies
In May 2015, the FASB issued ASU No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (Or Its Equivalent)." Plan management has elected to early adopt this ASU. Prior period amounts have been reclassified to reflect the revised presentation.

In July 2015, the FASB issued ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)." Plan management has elected to early adopt this ASU. Prior period amounts have been reclassified to reflect the revised presentation.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties
The Plan invests in various investment securities, including common stock of the Plan Sponsor. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits
Benefits are recorded when paid.

Subsequent Events
The Plan has evaluated subsequent events through May 26, 2016, the date the financial statements were available to be issued.

NOTE 3 - INVESTMENTS

The Plan's investments are held in a qualified tax-exempt trust, managed by Charles Schwab Trust Company ("the Custodian"). Participants can direct contributions to any of 26 investment options offered by the Plan.

Fair Value Measurements
The Plan utilizes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

•	Level 1 Inputs - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

•	Level 2 Inputs - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 Inputs - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

•
Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (SEC). The funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•
Collective trust funds - Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when its determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

•
Stable value collective trust fund - A stable value fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

•
Common stock fund - Valued at the closing price reported on the active market on which the individual securities are traded plus the carrying value of the cash component of the fund, which approximates fair value.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes the valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2015 and 2014. The Plan follows accounting guidance which requires that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risk of the investments.

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Total mutual funds	$16,084,888	$—	$—	$16,084,888
Total collective trust funds*	—	—	—	18,917,574
Total common stock fund	—	2,260,306	—	2,260,306
Total investments, at fair value	$16,084,888	$2,260,306	$—	$37,262,768

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Total mutual funds	$15,778,329	$—	$—	$15,778,329
Total collective trust funds*	—	—	—	16,968,328
Total common stock fund	—	1,511,867	—	1,511,867
Total investments, at fair value	$15,778,329	$1,511,867	$—	$34,258,524

*In accordance with ASU 2015-07, certain investments that are measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

NOTE 4 - INVESTMENTS MEASURED USING NET ASSET VALUE PER SHARE PRACTICAL EXPEDIENT

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015, and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2015	Fair value	Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice period
Wells Fargo Stable Value Fund	$2,177,235	n/a	Daily	12 months
Global Trust IR+M Core Bond Fund	2,644,958	n/a	Daily	none
Retirement Advocate Aggressive	1,339,015	n/a	Daily	none
Retirement Advocate Conservative	1,127,523	n/a	Daily	none
Retirement Advocate Moderate Conservative	503,461	n/a	Daily	none
Retirement Advocate Moderate Aggressive	1,471,277	n/a	Daily	none
Retirement Advocate Moderate	449,613	n/a	Daily	none
Schwab Managed Retirement Trust 2010 Fund Class III	261,629	n/a	Daily	none
Schwab Managed Retirement Trust 2020 Fund Class III	2,258,468	n/a	Daily	none
Schwab Managed Retirement Trust 2030 Fund Class III	1,373,227	n/a	Daily	none
Schwab Managed Retirement Trust 2040 Fund Class III	1,474,106	n/a	Daily	none
Schwab Managed Retirement Trust 2050 Fund Class III	616,182	n/a	Daily	none
SSGA S&P 500 Index Non-Lending Class N	3,200,315	n/a	Daily	none
SSGA International Index	2,819	n/a	Daily	none
SSGA Russell Small Cap Index	17,746	n/a	Daily	none

December 31, 2014	Fair value	Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice period
Wells Fargo Stable Value Fund	$1,992,105	n/a	Daily	12 months
Global Trust IR+M Core Bond Fund	2,569,856	n/a	Daily	none
Retirement Advocate Aggressive	1,134,935	n/a	Daily	none
Retirement Advocate Conservative	1,027,230	n/a	Daily	none
Retirement Advocate Moderate Conservative	461,595	n/a	Daily	none
Retirement Advocate Moderate Aggressive	1,489,417	n/a	Daily	none
Retirement Advocate Moderate	492,133	n/a	Daily	none
Schwab Managed Retirement Trust 2010 Fund Class III	234,451	n/a	Daily	none
Schwab Managed Retirement Trust 2020 Fund Class III	1,917,225	n/a	Daily	none
Schwab Managed Retirement Trust 2030 Fund Class III	1,306,341	n/a	Daily	none
Schwab Managed Retirement Trust 2040 Fund Class III	1,020,926	n/a	Daily	none
Schwab Managed Retirement Trust 2050 Fund Class III	421,261	n/a	Daily	none
SSGA S&P 500 Index Non-Lending Class N	2,900,853	n/a	Daily	none

NOTE 5 - PLAN TERMINATION

Although it has not expressed intent to do so, EFSC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. EFSC may elect to have all assets transferred to another qualified plan in which all participants who would have otherwise received a distribution will have an interest, and each participant's interest will be nonforfeitable as to amounts attributable to assets transferred on his or her behalf.

NOTE 6 - INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Retirement Plan Services, LLC ("RPS"). The Plan Sponsor amended and restated the Plan effective January 1, 2010 by adopting a new RPS prototype plan document. RPS received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (IRC). The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS and with IRS Revenue Procedure 2005-16, which provides that, if certain conditions are met, an employer may rely on a favorable opinion letter issued to a prototype Plan Sponsor as if the employer had received a favorable determination letter.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 - TRANSACTIONS WITH RELATED PARTIES AND PARTIES-IN-INTEREST

Certain Plan investments are shares of collective trusts managed by Charles Schwab. Charles Schwab is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the plan for the investment management services are included in net appreciation in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment. In 2015 and 2014, the Plan made a direct payment to the third party administrator of $8,715 and $6,566, respectively, which was not covered by revenue sharing.

During 2015 and 2014, the Plan purchased 7,310 and 7,640 EFSC common shares, respectively. The Plan also sold or distributed a total of 4,000 and 9,524 EFSC common shares, during 2015 and 2014, respectively. All shares were bought or sold on the open market.

EFSC owns a 10% membership interest in Retirement Plan Services, the Plan's third-party recordkeeper.

EFSC INCENTIVE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE

EIN: 43-1706259 PLAN: 001
SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2015

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, interest rate, collateral, and par or maturity value	Cost*	Current Value
Mutual funds:
American Beacon Mid Cap Value Institutional		*	$1,274,564
American Beacon Small Cap Value Institutional		*	1,837,657
American Funds The Growth Fund of America R6		*	2,946,314
American Funds EuroPacific Growth Fund R6		*	1,699,093
Brandes Emerging Markets		*	179,738
Dodge & Cox Stock Fund		*	3,901,331
Oakmark Ridge Small Cap Fund Class I		*	1,427,772
Oakmark International Small Cap Fund Class I		*	865,850
Prudential Jennison Mid-Cap Growth Fund, Inc.		*	1,231,067
Voya Global Real Estate Fund Class I		*	721,502
		*	16,084,888
Collective trust funds:
Wells Fargo Stable Value Fund		*	2,177,235
Global Trust IR+M Core Bond Fund		*	2,644,958
Retirement Advocate Aggressive**		*	1,339,015
Retirement Advocate Conservative**		*	1,127,523
Retirement Advocate Moderate Conservative**		*	503,461
Retirement Advocate Moderate Aggressive**		*	1,471,277
Retirement Advocate Moderate**		*	449,613
Schwab Managed Retirement Trust 2010 Fund Class III**		*	261,629
Schwab Managed Retirement Trust 2020 Fund Class III**		*	2,258,468
Schwab Managed Retirement Trust 2030 Fund Class III**		*	1,373,227
Schwab Managed Retirement Trust 2040 Fund Class III**		*	1,474,106
Schwab Managed Retirement Trust 2050 Fund Class III**		*	616,182
SSGA International Index		*	2,819
SSGA Russell Small Cap Index		*	17,746
SSGA S&P 500 Index Non-Lending Class N		*	3,200,315
		*	18,917,574
Common stock fund:
EFSC Common Stock Fund**		*	2,260,306

Notes receivable from participants**	Interest rates ranging from 4.25% to 8.00%; Due at various dates through 2035	*	468,009

Total		*	$37,730,777

*Historical cost information has been omitted as these investments are participant-directed.
**Represents a party-in-interest to the Plan.

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 26, 2016                        EFSC Incentive Savings Plan

/s/ Mark G. Ponder
Mark G. Ponder
Senior Vice President & Controller
Enterprise Financial Services Corp

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm - Brown Smith Wallace, LLP